

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2011, and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2011, and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 8, 2012

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30,	
	2011	2010
Investments in Master Trust (Note 7), at fair value	$1,974,499,575	2,147,875,499
Employer contributions receivable	687,761	461,795
Participant contributions receivable	1,788,574	1,152,256
Loans receivable from participants in Master Trust	27,472,013	27,316,893
Net assets available for benefits before adjustments	2,004,447,923	2,176,806,443
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(20,610,151)	(21,561,673)
Net assets available for benefits	$1,983,837,772	2,155,244,770

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,	
	2011	2010
Interest in Master Trust investment appreciation/(depreciation), net (Note 7)	$ (79,607,487)	270,227,794
Interest income, participant loans	1,117,805	1,445,948
Transfers to other plans, net	(96,984,763)	(35,858,347)
Participant contributions	106,442,436	106,111,209
Rollover contributions	7,329,545	3,026,956
Employer contributions	29,353,575	27,377,655
Benefits paid to participants	(139,058,109)	(149,861,371)
Increase/(Decrease) in net assets available for benefits	(171,406,998)	222,469,844
Net assets available for benefits, beginning of year	2,155,244,770	1,932,774,926
Net assets available for benefits, end of year	$1,983,837,772	2,155,244,770

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. (Emerson or the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a business unit or subsidiary of the Company which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2011, there were 20,728 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pretax, after-tax, or, effective January 1, 2011, Roth basis, as elected by the participant, subject to certain limitations. All new employees of the Company who are eligible to participate in the Plan are automatically enrolled in the plan, unless they choose not to contribute by completing an "opt-out" form within 45 days from date of hire. Those who are automatically enrolled in the plan are enrolled with an election of 3% pretax contributed to an age appropriate Vanguard Target Retirement Fund.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Forfeitures (unvested benefits forfeited by terminated employees) may be used to reduce future employer matching contributions or to pay Plan expenses. Net Assets Available for Benefits included forfeitures of $196,440 and $200,479 as of September 30, 2011 and 2010, respectively.

Participant Accounts

The Plan maintains a separate account for each participant to record that participant's interest in each of the Plan's investments attributable to participant contributions, matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

With the exception of amounts related to certain merged plans, participant contributions and the earnings thereon are always 100% vested. Except as noted below, until the participant completes five years of service, matching contributions generally vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. Matching contributions for participants at Computational Systems Inc. and Thunderline Z, Inc. become fully vested upon the completion of three years of service. All amounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds. Participants may change their investment options at any time and may transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts (subject to certain restrictions on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers). A maximum of six transfers may be made per quarter. There are no advance notice periods required for transfers.

Mutual fund investments include the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund, Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; balanced index funds investing primarily in a mix of stock, bond and money market mutual funds – The Vanguard Target Retirement Funds ranging from 2005 to 2055, and Vanguard Target Retirement Income Fund; fixed income and fixed income index funds investing in a diversified portfolio of bonds – PIMCO Total Return Fund and Vanguard Total Bond Market Index Fund. The Emerson Stable Value Fund invests mainly in contracts issued by insurance companies or other financial institutions, plus cash. Collective funds are private funds investing primarily in common stocks and include the Capital Guardian International Stock Fund and the Capital Guardian U.S. Equity Fund. Participants may also invest in the Emerson Common Stock Fund. All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the Prime Rate as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2011, which includes loans transferred from other plans and loans deemed distributed, vary between 4% and 10.75%, depending on the date of borrowing. Loans are secured by the balance in the participant's account. Loan terms are generally between one and four years. Participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 70½, at which time required minimum distributions will begin.

A participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn.

An actively-employed participant may request, subject to approval, a withdrawal of all or a portion of his pretax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition
See Notes 7 and 9 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses
The Company has the option of paying all expenses or charging them to the Plan participants. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for purchases and sales in the Emerson Common Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. On January 27, 2011, the Plan filed with the IRS for an updated favorable determination letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2011, there are no uncertain tax positions.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2011, the following significant net assets were transferred into the Plan: $3,363,309 from the Pro Team Retirement Plan and $3,012,854 from the Control Products Retirement Plan. Additionally, pursuant to the Company's divestiture of its appliance motors and U.S. commercial and industrial motors businesses in September 2010, $88,889,436 of net assets were transferred out of the Plan in November 2010. Also, in February 2011, due to the consolidation of the Solon and Gas Chromatograph business units into Rosemount Analytical Inc., $16,071,140 in net assets were transferred out of the Plan to the Rosemount Analytical Inc. Retirement Plan.

During 2010, the following significant net assets were transferred into the Plan: $6,861,920 from the

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

E-I-M Company, Inc. Retirement Plan and $35,979,053 from the Avocent Corporation Retirement Plan. Additionally, certain participants and $82,281,848 of net assets were transferred from the Plan to the Emerson Electric Co. Retirement Savings Plan (RSP) to reflect hourly and union employees in the RSP and salaried employees in the Plan, in accordance with plan design.

In 2011 and 2010, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

(5) RELATED PARTIES

Certain investments in the Master Trust, including shares of mutual funds and the Emerson Stable Value Fund, are managed by Vanguard, the Plan's Trustee and Recordkeeper. Additionally, Plan investment options include Emerson common stock. The Company is the Plan sponsor. These transactions qualify as "party-in-interest" transactions and are allowable under ERISA regulations.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

Following is a reconciliation of Net Assets Available for Benefits per the financial statements to IRS Form 5500.

	September 30,	
	2011	2010
Net Assets Available for Benefits per the financial statements	$1,983,837,772	2,155,244,770
Less: Participant loans deemed distributed	(1,427,130)	(1,604,651)
Less: Amounts allocated to withdrawing participants	-	(599,969)
Net Assets Available for Benefits per IRS Form 5500	$1,982,410,642	2,153,040,150

Following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500.

	Year Ended September 30,	
	2011	2010
Benefits paid to participants per the financial statements	$139,058,109	149,861,371
Add: Participant loans deemed distributed at end of year	1,427,130	1,604,651
Add: Deemed loans transferred (in)out due to Plan conversions	(11,991)	163,835
Less: Participant loans deemed distributed, beginning of year	(1,604,651)	(1,903,309)
Add: Amounts allocated to withdrawing participants, end of year	-	599,969
Less: Amounts allocated to withdrawing participants, beginning of year	(599,969)	(890,066)
Benefits paid to participants per IRS Form 5500	$138,268,628	149,436,451

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment as of September 30, 2011 and 2010, respectively, but not paid as of those dates.

(7) MASTER TRUST

All of the Plan's investments are held in the Master Trust. All Plan income/(loss) is derived from Master Trust investment appreciation/(depreciation).

Each participating plan's interest in the assets of the Master Trust is based upon participant account balances. At September 30, 2011 and 2010, the Plan's interest in the net assets of the Master Trust was approximately 60% and 62% respectively. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances in the Master Trust. Additionally, loans to Plan participants are included in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Shares of collective funds are valued at the net asset value of shares held by the Plan at year end, which is derived from either broker/dealer quotation or market-observed pricing for the underlying assets. There are no restrictions on the redemption of these investments. Contracts with insurance companies are valued at fair value determined from the discounted cash flows expected to be received from the contracts, based on market-derived yields for instruments with similar duration and issuer credit rating. The cost of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.

The Stable Value Fund includes investment contracts with insurance companies which are fixed income fully benefit-responsive contracts known as synthetic guaranteed investment contracts ("synthetic GICs"). Synthetic GICs are designed to preserve principal, provide a stable rate of interest for Plan participants and ensure that participant initiated withdrawals will be paid at contract value. Interest rates on synthetic GICs reset quarterly and cannot be less than zero. Assets underlying the synthetic GICs are portfolios of fixed income investments owned by the Plan, which are maintained by a third-party custodian separate from the contract issuer's general assets. The contracts provide that realized and unrealized gains and losses on the underlying assets are not immediately reflected in the value of the Stable Value Fund, but rather are amortized over the remaining duration of the underlying contracts through adjustments to the future interest crediting rate, which is computed based on the current yield-to-maturity of the covered investments, plus or minus amortization of realized gains or losses at the time of computation. At September 30, 2011 and 2010, the weighted average yields for the Stable Value Fund were 2.86% and 3.08%, respectively, and net of fees were 2.68% and 2.91%, respectively.

The Plan is required to present in the Statement of Net Assets Available for Benefits the fair values of these investment contracts plus an adjustment of the synthetic GICs from fair value to contract value. Contract value represents contributions made under the contract plus earnings, less Plan withdrawals and administrative expenses. Certain events can limit the Plan's ability to transact at contract value with the issuers of its investment contracts or may allow for the termination of the contract at less than contract value. Examples of such events include, but are not limited to, default by contract provider, partial or complete legal termination of the Plan, improper communications to participants, group terminations and significant divestitures. The Plan does not believe that the occurrence of any such event is probable.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

The following table presents the fair values of all investments in the Master Trust.

	September 30, 2011	September 30, 2010
Mutual funds:		
Equity funds	$ 438,471,007	464,952,539
Equity index funds	340,915,673	355,380,280
Balanced index funds	643,417,408	617,915,976
Fixed income funds	155,489,287	159,601,234
Fixed income index funds	88,453,005	89,101,861
Total mutual funds	1,666,746,380	1,686,951,890
Emerson common stock	522,919,335	678,770,505
Collective funds	157,699,948	178,232,321
Contracts with insurance companies	861,146,062	864,411,913
Money market funds	56,834,632	40,875,643
Total Master Trust investments at fair value	$3,265,346,357	3,449,242,272
Plan's share of Master Trust investments at fair value	$1,974,499,575	2,147,875,499

Investment (loss)/income for the entire Master Trust follows.

	Year Ended September 30, 2011	Year Ended September 30, 2010
Net appreciation of mutual funds	$ 3,393,661	162,037,674
Net (depreciation)/appreciation of Emerson common stock	(120,865,172)	185,435,373
Net (depreciation)/appreciation of insurance contracts and collective funds	(10,167,846)	13,070,545
Interest	24,510,230	23,416,636
Total Master Trust investment (loss)/income	$(103,129,127)	383,960,228
Plan's share of Master Trust investment (loss)/income	$ (79,607,487)	270,227,794

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(8) NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company's matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any and all Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Non-participant-directed investments are those Company matching contributions invested in Emerson common stock and not transferred by participants. Information about net assets and changes in net assets relating to the non-participant-directed assets follows.

	September 30,	
	2011	2010
Net assets: Emerson common stock	$389,545,097	511,238,476

	Year Ended September 30,	
	2011	2010
Changes in net assets:		
Realized gains, net	$ 5,127,121	20,967,003
Unrealized (depreciation)/appreciation, net	(106,241,151)	113,257,696
Dividends received	12,731,165	14,237,856
Transfers to other funds	(2,700,433)	(38,625,979)
Loan repayments	2,457,516	3,000,788
Transfers to other plans	(35,670,201)	(34,091,530)
Participant contributions	12,172,229	13,058,845
Rollover contributions	677,754	248,729
Employer contributions	18,359,912	17,694,567
Benefits paid to participants	(28,607,291)	(32,077,559)
Net change in non-participant-directed investments	$(121,693,379)	77,670,416

(9) FAIR VALUE MEASUREMENTS

Under Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*, there exists a formal hierarchy and framework for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.

Following is a categorization of Master Trust investments (see Note 7) by level within the ASC 820 fair value hierarchy.

	September 30, 2011		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 438,471,007	-	438,471,007
Equity index funds	340,915,673	-	340,915,673
Balanced index funds	643,417,408	-	643,417,408
Fixed income funds	155,489,287	-	155,489,287
Fixed income index funds	88,453,005	-	88,453,005
Total mutual funds	1,666,746,380	-	1,666,746,380
Emerson common stock	522,919,335	-	522,919,335
Collective funds	-	157,699,948	157,699,948
Contracts with insurance companies	-	861,146,062	861,146,062
Money market funds	56,834,632	-	56,834,632
Investments at fair value	$2,246,500,347	1,018,846,010	3,265,346,357

	September 30, 2010		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 464,952,539	-	464,952,539
Equity index funds	355,380,280	-	355,380,280
Balanced index funds	617,915,976	-	617,915,976
Fixed income funds	159,867,532	-	159,867,532
Fixed income index funds	89,101,861	-	89,101,861
Total mutual funds	1,687,218,188	-	1,687,218,188
Emerson common stock	678,770,505	-	678,770,505
Collective funds	-	178,232,321	178,232,321
Contracts with insurance companies	-	864,411,913	864,411,913
Money market funds	40,609,345	-	40,609,345
Investments at fair value	$2,406,598,038	1,042,644,234	3,449,242,272

There were no asset transfers between levels during either year shown.

(10) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: 

Richard J. Schlueter, on behalf of the
Management Review Committee

Date: February 8, 2012

Exhibit 1

EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Asset Held for Investment Purpose at End of Year – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2011

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value
*	Participant Loan Fund	Interest Rate Range: 4.25% - 10.5%**		$26,044,883

* Party in Interest
** Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
*** Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to the incorporation by reference in the registration statement No. 333-154361 on Form S-8 of Emerson Electric Co. of our report dated February 8, 2012 with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2011, which report appears in the September 30, 2011 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 8, 2012